Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Tabular dollars in millions, except ratios)

	Three Months Ended				Twelve Months Ended
	March 31,				December 31,
	2018		2017		2017		2016		2015		2014		2013
Earnings from continuing operations before income taxes and equity in loss of investee companies	$660		$609		$1,979		$2,230		$2,264		$1,858		$2,303
Add:
Distributions from investee companies	—		—		1		3		3		9		8
Interest expense, net of capitalized interest	118		109		457		411		392		363		375
1/3 of rental expense	16		14		60		56		58		57		55
Total earnings from continuing operations	$794		$732		$2,497		$2,700		$2,717		$2,287		$2,741

Fixed charges:
Interest expense, net of capitalized interest	$118		$109		$457		$411		$392		$363		$375
1/3 of rental expense	16		14		60		56		58		57		55
Total fixed charges	$134		$123		$517		$467		$450		$420		$430
Ratio of earnings to fixed charges	5.9	x	6.0	x	4.8	x	5.8	x	6.0	x	5.4	x	6.4	x